Exhibit 99.2

November 25, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for 2014 Q3 Financial Results

Below please find the presentation that will be discussed at our investor conference call at 5:00 pm Israel Time / 10:00 am Eastern Time regarding the Company’s financial reports as of September 30, 2014 (the “Financial Reports”).

Shareholders, analysts and other interested parties can access the conference call by dialing 1877 280 2342 (U.S./Canada) or 0800 279 4992 (U.K.) or +44 (0) 20 3427 1917 (International) or 1809 212 925 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 5382721). After its completion, you can also listen to a recording of the conference call on the Company’s website.

Pages 4,5,6,7,8,14 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided on page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

GAZIT-GLOBE

ATRIUM
PROMENADA
ATRIUM
PROMENADA
H&M

Urbanization, Quality, Growth LOCATION LOCATION LOCATION Gazit-Globe - Conference Call Presentation | Q3 2014 Financial Results November 25, 2014

Disclaimer
This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues.  Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items.  Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources.  All statements other than statements of historical facts are forward-
looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could",
"estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.
Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends.  Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.  Forward-looking statements are based on current expectations and are not guarantees of future performance.
Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration
Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S.
Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”
All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements.  Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.
The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

3 Roni Soffer President 3

FFO Per Share FFO
NIS millions NIS
Based on Q3 2013 FX rates,
FFO increased by 7%
8%
Based on Q3 2013 FX rates, FFO
per share increased by 8%
NOI Rental Income
NIS millions NIS millions
Operational Parameters
(2%)
2%
Q3 2013 Q3 2014
Average currencies
against NIS
(1.8%)
(6.3%)
Based on Q3 2013 FX
rates, Q3 2014 rental
revenues remained stable
Based on Q3 2013 FX
rates, Q3 2014 NOI
increased by 2%
(4%)
0%
2%
7%
(1.8%)
251
201
Q3/ 2013 3/ 2014
1,
1,
Q
0.83
85
3/ 2013 Q3/ 2014
147
150
Q3/ 2013 Q3/ 2014
854
840
Q3/ 2013 Q3/ 2014
Q

3%

(*)  Excluding foreign exchange fluctuation.
Resilient Assets with Stable Occupancy
Q1 – Q3 2014 Same Property NOI Growth
(
*
)
Organic Growth
Regional Breakdown
Regional Breakdown
1.7%
Total
.2%
1.3%
1.0%
North
America
Europe Israel
2
95.0%
95.6%
Total
3/ 2013 3/ 2014
93. %
96.5%
98.2%
95.3%
96.2%
.7%
North America Europe Israel
Q Q
9
97
Strong
Tenant Mix
Supermarkets
and necessity-
driven retailers

LOCATION
LOCATION
LOCATION

GAZIT-GLOBE

23%
49%
1%
10%
17%
2%
16%
42%
21%
19%
Canada
Europe
USA
Israel
Brazil
57%
24%
19%

23%
1%
49%
10%
17%
2%
16%
42%
21%
19%
Canada
Europe
USA
Israel
Brazil
57%
24%
19%

(*)  Including joint controlled entities
External Growth
1-9/2014 Investment
1-9/2014 Disposals
7-9/2014 Investment
NIS million 7-9/2014 1-9/2014
New properties acquisition
604 1,337
Development & redevelopment
561 1,347
Total 1,165 2,684
Disposals and recycle of capital 1,397 2,403
Total Investments based on full consolidation
(
*
)

LOCATION
LOCATION
LOCATION

GAZIT-GLOBE

toom
toom

Capital Recycling 7 Private Subsidiaries – YTD Approximately $550 Million of Properties Sold or Under Contract

LOCATION
LOCATION
LOCATION

GAZIT-GLOBE

ATRIUM PROMENADA
ATRIUM PROMENADA

Europe  – Latest Developments
Promenada’s Extension, Poland: Estimated cost € 44 million
Pardubice, Czech Republic: Acquired for € 83 million
Iso Omena, Finland: 40% Acquired for Approx. € 155 million
Bydgoszcz, Poland: Announced the acquisition for € 122 million

LOCATION
LOCATION
LOCATION

GAZIT-GLOBE

Dividend Per Share (NIS)
CAGR 10.2%

Long-Term Value Creation
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
2.00
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 E
0.39
0.47
0.57
0.64
0.71
0.76
0.89
1.00
1.08
1.24
1.42
1.48
1.56
1.60
1.72
1.80
1.84
Consistent & Growing Dividends for 16 Years

Gil Kotler Senior Executive VP & Chief Financial Officer

3 months ended September 30
(in NIS million except per share data)
Change %
Property rental income
1,201 1,251 (4%)
NOI
840 854 (2%)
NOI margin
69.9% 68.3% -
150 147 2%
0.85 0.83 3%
176.1 0%
Cash flow from operating activities
407
-
Fair value gain on investment property
88 119
-
Net income (loss) attributable to equity holders of the company
(13) 314*)
-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)
(0.08) 1.78 *)
-
Financial Results for Q3 2014
*) Retroactively adjusted due to clarification of IFRS standards, refer to note 2F in the financial statements
2014
2013
FFO
FFO per share (NIS)
The number of shares used in calculating the diluted FFO
per share (mm)
176.0
265

9 months ended September 30
(in NIS million except per share data) Change %
Property rental income
3,654 3,877 (6%)
NOI
2,489 2,602 (4%)
NOI margin
68.1% 67.1% -
FFO
463 438 6%
FFO per share (NIS)
2.63 2.58 2%
The number of shares used in calculating the diluted
FFO per share (mm)
176.0 169.8 4%
Cash flow from operating activities
722 550
-
Fair value gain on investment property
354 526
-
Net income attributable to equity holders of the company
290 703 *)
-
Diluted net income per share attributable to equity
holders of the Company (NIS)
1.63 4.13 *)
-
Financial Results for Q1-Q3 2014
*) Retroactively adjusted due to clarification of IFRS standards , refer to note 2F in the financial statements
2014
2013

Liquidity Leverage
Access to Capital Markets
12.6
Bonds
NIS Billions
NIS 3.3 bn at
the company
and its private
subsidiaries
10.7
Liquidity and Financial Strength
NIS Billions
Unencumbered Pool of Assets
NIS Billions
Atrium
Other
consolidated
Subsidiaries
Atrium
Consolidated
(3.8%)
Equity
17.8%
1.6
1.2
6.7
2.4
3.3
8.1
55.3%
51.5%
42.4%
2.1
8.7
2.2
Sep 2013 Sep 2014
Sep 2014 Sep 2013
Sep 2014

14 Change in fair value (pre-tax, Consolidated) 3 months ended September 30 2014 2013 77 78 (23) 4 39 26 (12) (1) 7 12 88 119 (33) 8 Fair Value of Investment Property (NIS million)

As of September 30 As of December 31
(in NIS million except per share data)
2014 2013 *) 2013 *)
Total Assets
69,699 69,048 67,927
Investment Properties & Development
57,182 56,879 56,399
Interest Bearing Liabilities
37,069 38,903 38,167
Total Equity
25,044 22,615 22,353
Shareholder’s Equity
7,853 7,984 7,802
Shareholder’s Equity Per Share
EPRA NAV per share
58.3
Net Debt to Total Assets
Average Nominal Interest Rate for the Period
4.7% 5.0% 4.9%
Balance Sheet Highlights
*) Some of the numbers restated due to the Dori Group’s restatement of its financial reports and retroactively adjusted due to clarification of IFRS standards, refer to note 2F in the financial statements
44.6
51.5%
45.4
58.2
55.3%
44.4
57.9
55.1%

2015 2016 2017 2018 2019 2020 2021 2022 2023
After
2014
Well Staggered Debt Maturities ( * )
NIS Millions
(*) “Expanded Stand Alone Basis”, As of September 30, 2014
Debt Breakdown
NIS
14.0bn
Debenture Maturity Schedule
11%
6%
83%
Debentures
Revolving lines of credit
Mortgages
995
986
777
1,408
1,545
1,205
1,010
907
862
1,863

2024 and

17 1 HaShalom Rd. Tel Aviv 67892, Israel Tel: +972 3 694 8000, E-mail: IR@GazitGroup.com For More Information: GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE